CONTACT:	-OR-	INVESTOR RELATIONS:
Origin Agritech Limited		The Equity Group Inc.
Jeff Wang		Devin Sullivan
Chief Financial Officer		(212) 836-9608
86-10-5890-7518

Irving Kau
(760) 918-1781

FOR IMMEDIATE RELEASE

ORIGIN AGRITECH LIMITED TO PRESENT AT ROTH CAPITAL PARTNERS 19TH ANNUAL OC CONFERENCE

Beijing, China - February 12, 2007 - Origin Agritech Limited (NASDAQ: SEED) (“Origin”) today announced that management is scheduled to present at the Roth Capital Partners 19th Annual OC Conference on Tuesday, February 20, 2007 at 12:00 pm Pacific Time / 3:00 pm Eastern Time. The conference is being held at the Ritz Carlton, Laguna Niguel from February 19-22, 2007.

Dr. Gengchen Han, Chairman and Chief Executive Officer of Origin, commented, “Approximately 9 years after its founding, Origin is one of the largest integrated hybrid seed companies in China. We see significant growth opportunities ahead, and are confident that our business model and growth initiatives will continue to advance Origin towards our goal of becoming a leading integrated producer of hybrid crop seeds in China, and gradually becoming a major player internationally. We are supported in these endeavors by a variety of operating competencies and, importantly, a strong balance sheet.”

As previously announced, based on its current outlook, and existing and anticipated business conditions, Origin expects to report revenues for the fiscal year ending September 30, 2007 of between RMB632million (US$80 million) and RMB711million (US$90 million).

The presentation will be broadcast live over the Internet at http://www.wsw.com/webcast/roth9/seed/. To listen to the live webcast, go to the website at least 15 minutes in advance to register, download, and install the necessary audio software. A replay of the webcast will be available after the presentation at the above web address.

ABOUT ORIGIN

Origin specializes in the research, development, production, sale and distribution of hybrid crop seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan, Sichuan, Hebei, Yunnan, Jiangsu, Shanxi, Guizhou, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had ten proprietary corn hybrids, six proprietary rice hybrids and two proprietary canola hybrids currently in the market.

FORWARD LOOKING STATEMENT

Any forward looking statements contained in the press release may fall within the definition of "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Origin’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. These risks are detailed in Origin’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Origin assumes no obligation to update the information contained in this press release or filings.

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